Exhibit 99.1

Xunlei Announces Changes in Board of Directors and Management

SHENZHEN, China, April 2, 2020 — Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator of shared cloud computing and blockchain technology in China, today announced that the board of directors of the Company had appointed Mr. Jinbo Li, Mr. Hui Duan, Mr. Peng Shi and Mr. Weimin Luo as members of the board of directors of the Company, and Mr. Chuan Wang, Mr. Feng Hong, Mr. Tao Zou and Mr. Qin Liu had resigned from the board, effective today. The Company’s board of directors also elected Mr. Jinbo Li as the chairman of the board and appointed Mr. Jinbo Li as the chief executive officer of the Company, replacing Mr. Lei Chen who remains a member of the board.

Mr. Jinbo Li is a successful serial entrepreneur with more than 20 years' experience in China's internet and technology industry. Mr. Li was part of Xunlei’s founding team and contributed to establishing and leading the core R&D team during the crucial early stage of Xunlei from 2004 to 2009. Mr. Li left Xunlei in January 2010 and acted as the chief executive officers of two internet ventures from 2010 to 2014. Mr. Li founded Itui International Inc. ("Itui"), a company focusing on developing mobile applications for social networking services, in 2014 and acted as its chief executive officer since then. Mr. Li rejoined Xunlei as the chairman of the board of directors and its chief executive officer today. Mr. Li received his bachelor’s degree in 1998 from Shandong University in China and master’s degree in 2001 from Peking University in China.

To the Company's knowledge, on April 2, 2020, Itui and its affiliated entities entered into definitive agreements with each of Xiaomi Ventures Limited, King Venture Holdings Limited, Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-Investment, L.P., (each a "Xunlei Shareholder") pursuant to which each Xunlei Shareholder agreed to exchange the common shares of Xunlei that it respectively owned for shares of Itui. Each agreement and the contemplated share exchange pursuant to the agreement is a separate and independent obligation of the relevant Xunlei Shareholder. The share exchange is subject to closing conditions to be fulfilled by the contracting parties.

Mr. Jinbo Li, the chairman and the chief executive officer of Xunlei, stated that “I’d like to thank the board of directors of Xunlei for their trust and support. As a veteran of the Company, I’m very happy to return to Xunlei to continue its fine tradition of innovation and progress. I look forward to working with Xunlei’s outstanding employees and management team and will leave no stones unturned to create value for our shareholders.”

Mr. Peng Shi currently serves as the president of product at Beijing Itui Technology Co., Ltd. From May 2014 to June 2015, Mr. Shi was the chief product officer of UCWeb Inc. Prior to that, Mr. Shi served as a senior product manager at Baidu, Inc. from April 2013 to May 2014 and a product manager at Qihoo 360 Technology Co., Ltd from March 2010 to April 2013. Mr. Shi received his bachelor’s degree in software engineering from Beihai College of Beihang University in China in 2011.

Mr. Raymond Weimin Luo has been an active entrepreneur and investor in China's internet industry since 2012. He was a managing partner at Hongtai Aplus Consumption Fund from 2018 to 2019, a venture partner at Morningside Capital from 2016 to 2018, and the chief executive officer of a supply chain company he founded from 2012 to 2016. Prior to that, Mr. Luo was the chief operating officer at Xunlei from 2006 to 2011. Mr. Luo received his bachelor’s degree in biological engineering from Jinan University in China in 1993.

Mr. Hui Duan currently serves as the chief technology officer of Beijing Itui Technology Co., Ltd. Prior to that, Mr. Duan founded his own company that provided SaaS tools and services from October 2015 to 2017. From April 2008 to April 2015, Mr. Duan served various management positions at Xunlei including vice president and the chief executive officer of a major subsidiary of Xunlei. Mr. Duan received his EMBA degree from the China Europe International Business School in 2015, and bachelor’s degree in computer science from Peking University in 2001.

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com